[redacted]

11023398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2011
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-36732

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1, 2010 (MM/DD/YY) AND ENDING AUGUST 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARTON HALL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
18465

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O EQUITY RESOURCES GROUP, 1280 MASSACHUSETTS AVE., 4TH FL.
(No. and Street)

CAMBRIDGE (CITY) MA (state) 02138 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DESIMONE 1-617-876-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/31

OATH OR AFFIRMATION

I, Paul A. DeSimone swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Barton Hall Securities, Inc., as of August 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul A. DeSimone

Signature

President + CCO

Title

Maria Meyer 10/25/11

Notary Public

MARIA MEYER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 29, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Barton Hall Securities, Inc.
Cambridge, MA

In planning and performing my audit of the financial statements of Barton Hall Securities, Inc. for the year ended August 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation

of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
October 17, 2011

Barton Hall Securities, Inc.

Audited Financial Statements

For The Year Ended August 31, 2011

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Barton Hall Securities, Inc.
C/O Equity Resources Group
1280 Massachusetts Avenue, 4th Floor
Canbridge, MA 02138

I have audited the accompanying balance sheet of Barton Hall Securities, Inc. as of August 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barton Hall Securities, Inc. as of August 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
October 17, 2011

Barton Hall Securities, Inc.
Statement of Financial Condition
August 31, 2011

Assets

Cash & Cash Equivalents	$ 37,736
Receivable - Rep	406
Prepaid Insurance	1,456
	39,598

Liabilities and Stockholder's Equity

Liabilities	
Accrued Expenses	$ 4,940
State Income Tax Payable	456
Due to Affiliate	813
	6,209
Stockholder's Equity	
Common Stock, $1 Par Value Authorized 300,000 Shares, Issued 16,000 Shares	16,000
Additional Paid in Capital	45,000
Accumulated Deficit	(27,611)
Total stockholder's equity	33,389
	$ 39,598

See Accountant's Report & Accompanying Notes

Barton Hall Securities, Inc.
Statement of Income
For The Year Ended August 31, 2011

Revenues:	
Signature Guarantee Fees	$ 30,240
Short Term Capital Gain	1
Interest Income	8
	30,249
Expenses:	
Expense Sharing Agreement (See Attached Schedule)	13,646
Professional Fees	36,274
Travel	142
	50,062
Net Income (Loss) Before Income Taxes	(19,813)
Provision for Income Taxes	456
Net Income (Loss)	($ 20,269)

See Accountant's Report and Accompanying Notes

Barton Hall Securities, Inc.
Schedule of Expense Sharing
For the Year Ended August 31, 2011

Salaries & Benefits	$ 6,669
Signature Guarantee Stamp	1,057
Bond Premium	1,578
Computer & Network Expense	842
Licenses & Permits	630
Office Expenses	300
Postage & Delivery	100
Rent & Electricity	2,270
Telephone	200
	$ 13,646

See Accountant's Report and Accompanying Notes

Barton Hall Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended August 31, 2011

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid in Capital	Accumulated Deficit
Balance, Beginning of Year	16,000	$ 16,000	$ 15,000	($ 7,342)
Additional Capital Contribution			30,000	
Net Income (Loss)				(20,269)
Balance, End of Year	16,000	$ 16,000	$ 45,000	($ 27,611)

See Accountant's Report and Accompanying Notes

Barton Hall Securities, Inc.
Statement of Cash Flows
Twelve Months Ended August 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 20,269)	
Adjustments		
Add:		
Due to Equity Services	813	
Less:		
Receivable from Rep	(406)	
Prepaid Insurance	(2)	
Accrued Expenses	(295)	
Cash from Operations		**(20,159)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Add'l Paid in Capital	30,000	
Financing Cash Flows		**30,000**
Cash Increase (Decrease)		**9,841**
Cash - Beginning of Year		
Cash - Fidelity MM	27,895	
Total Beginning of Year		**27,895**
Cash on Statement Date		**$ 37,736**

Barton Hall Securities, Inc.
Notes to Financial Statements
For the Year Ended August 31, 2011

1. NATURE OF BUSINESS

On September 18, 1986, Barton Hall Securities, Inc. (the company) was formed to engage in and carry on the business of a limited purpose broker-dealer in Massachusetts. The company is a member in good standing of the Medallion Signature Program and acts strictly in an institutional capacity, administering Medallion Signature Guarantees for affiliates of the company and for certain third party firms requiring such guarantees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The company accounts for income taxes in accordance with the provisions of FASB ASC 740, *Accounting for Income Taxes*. FASB ASC 740 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments, which potentially subject the company to concentrations of credit risk, consist of temporary cash investments.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $25,772 at August 31, 2011, which exceed required net capital of $5,000 by $20,772. The ratio of aggregate indebtedness to net capital at August 31, 2011 was 0.24 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The company is a wholly owned subsidiary of Equity Resources Group, Inc. (ERGI) which was formed in 1981 under Massachusetts law for the purpose of providing financial consulting services in the field of real estate. The company receives various support services from Equity Resource Investments, LLC (ERI) under an expense sharing agreement, including, but not limited to rent, secretarial and analytical services. Total shared expenses for the current fiscal year were $13,646. All of the signature guarantee revenue were for services performed for ERI. At August 31, 2011 there was nothing receivable from or payable to Equity Resources Group, Inc. for their services. At August 31, 2011 there was $813 payable to Equity Resource Investments, LLC.

7. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 456

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 17, 2011, the date on which the financial statements were available to be issued.

9. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB ASC 740, *Accounting for Income Taxes*, is as follows:

Federal	$ 0
State	456
	$ 456

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

At August 31, 2011, the Company had net operating loss carryforward of $31,338 that may be used to offset future income. The loss carryforward expires as follows: $680 in 2028, $10,389 in 2029 and $20,269 in 2030.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at August 31, 2011.

Net Deferred Tax Asset Before Valuation Allowance	$ 4,701
Less: Valuation Allowance	(4,701)
Net Deferred Tax Asset	$ 0

9. INCOME TAXES (continued)

There was no change in the valuation allowance in the fiscal year ending August 31, 2011.

The Company recognizes the accrual of any interest and penalties related to any unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year ended August 31, 2011.

The Company's income tax returns are subject to federal and state tax authorities. At August 31, 2011 the past three years income tax returns are subject to audit. Tax years prior to August 31, 2008 are not subject to audit.

SUPPLEMENTARY INFORMATION

Barton Hall Securities, Inc.
Schedule I
Computation of Net Capital
August 31, 2011

Net Capital		
Total Stockholder's Equity		$ 33,389
Nonallowable Assets		
Receivable - Rep	406	
Prepaid Insurance	1,456	
		1,862
Deductions:		
Haircut on Money Market Account	755	
Excess Deductible Fidelity Bond	5,000	
		5,755
Net Capital		25,772
Less: Capital Requirement		5,000
Excess Net Capital		$ 20,772
Aggregate Indebtedness		$ 6,209
Ratio of Aggregate Indebtedness To Net Capital		0.24 to 1.0

There was no material difference between the auddited net capital and the net capital reported on Part IIA of the FOCUS Report for the period ended August 31, 2011.

See Accountant's Report and Accompanying Notes

Scedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barton Hall Securities, Inc.
As of 8/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) X 4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of Customers" maintained __ 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) __ 4570

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335I]

D. (k) (3) Exempted by order of the Commission __ 4580

See Accountant's Report and Accompanying Notes